FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X......   Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No  X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in the Czech language with the
Prague Stock Exchange as required by its rules and regulations:


       Increase of the registered capital of the company SKODA PRAHA, a.s.
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The new registered capital entered in the Commercial Register under the company name SKODA PRAHA a.s., on January 14, 2004, now amounts to CZK 1,257,524,000. The registered capital was increased by CZK 700,000,000. CEZ, a. s., with its registered office at Duhova 2/1444, Prague 4, Identification No.: 45274649, subscribed this amount as part of a second round of the company's subscribing.

CEZ, a. s. thus subscribed 700,000 pieces of ordinary bearer shares with a nominal value of CZK 1000 per share in book-entry form, with an issue price value of CZK 1000 per share. In accordance with a resolution of the General Meeting of September 10, 2003, the amount subscribed by CEZ, a.s. was repaid by the set-off of a receivable of CEZ, a.s. from SKODA PRAHA a.s. prior to filing a motion for entry of change in the amount of registered capital in the Commercial Register.

This increase of capital changes the shareholder structure, specifically their stakes in the registered capital of SKODA PRAHA a.s., as follows:

CEZ, a. s. - 68.88%
National Property Fund of the Czech Republic - 24.28%
Others - 6.84%



                       Shareholders with stakes above 3%
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Pursuant to the list of shareholder of CEZ, a. s. regarding shareholders registered on December 31, 2003, the National Property Fund of the Czech Republic is the sole shareholder with a stake above 3%. Its stake in the registered capital of the company is 67.612%.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       CEZ, a. s.

                                                ------------------------
                                                       (Registrant)

Date:  January 16, 2004


                                                    /s/ Libuse Latalova

                                                By:----------------------
                                                      Libuse Latalova
                                                      Head of Finance
                                                       Administration